# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Absci Corporation, CIK 0001672688
CUSIP: 00091E109
Title of class of securities: Common stock, par value, $0.0001 per share
Address of issuer's principal executive offices: 18105 SE Mill Plain Boulevard, Vancouver, Washington (WA), 98683
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001628280-24-004576
Filed by CIK 0001873003

## Reporting persons
- Sean McClain: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,760,728; sole dispositive power 8,481,192; aggregate amount beneficially owned 10,760,728 (8.3% of the class)
  Comment: (5)Consists of (i) 6,456,420 shares of common stock held of record by Sean McClain (the "Reporting Person"), (ii) 2,269,987 shares of common stock held by Brittany McClain, which shares are subject to a voting agreement and proxy pursuant to which the Reporting Person is entitled to vote such shares on all matters presented to the Issuer's stockholders for approval, (iii) 2,024,772 shares of common stock subject to options exercisable by the Reporting Person within 60 days of March 31, 2025, and (iv) 9,549 shares of common stock subject to options exercisable by Brittany McClain within 60 days of March 31, 2025, which are subject to a voting agreement proxy pursuant to which the Reporting Person is entitled to vote such shares on all matters presented to the Issuer's stockholders for approval.
  (7)Consists of (i) 6,456,420 shares of common stock held of record by the Reporting Person and (ii) 2,024,772 shares of common stock subject to options exercisable within 60 days of March 31, 2025.
  (11)Based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 127,353,236 shares of common stock outstanding as of March 28, 2025, as disclosed in the Issuer's prospectus filed pursuant to Rule 424(b)(3) filed with the Securities and Exchange Commission on April 11, 2025 and (ii) 2,024,772 shares of common stock subject to options exercisable within 60 days of March 31, 2025.

## Item 1. Issuer
Name of issuer: Absci Corporation
Address of issuer's principal executive offices: 18105 SE Mill Plain Boulevard, Vancouver, WA, 98683

## Item 2. Person Filing
Name of person filing: Sean McClain
Address of principal business office or, if none, residence:
c/o Absci Corporation
18105 SE Mill Plain Boulevard
Vancouver, WA 98683
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,760,728
Percent of class: 8.3
Sole power to vote or to direct the vote:
10,760,728
Consists of (i) 6,456,420 shares of common stock held of record by Sean McClain (the "Reporting Person"), (ii) 2,269,987 shares of common stock held by Brittany McClain, which shares are subject to a voting agreement and proxy pursuant to which the Reporting Person is entitled to vote such shares on all matters presented to the Issuer's stockholders for approval, (iii) 2,024,772 shares of common stock subject to options exercisable by the Reporting Person within 60 days of March 31, 2025, and (iv) 9,549 shares of common stock subject to options exercisable by Brittany McClain within 60 days of March 31, 2025, which are subject to a voting agreement proxy pursuant to which the Reporting Person is entitled to vote such shares on all matters presented to the Issuer's stockholders for approval.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
8,481,192
Consists of (i) 6,456,420 shares of common stock held of record by the Reporting Person and (ii) 2,024,772 shares of common stock subject to options exercisable within 60 days of March 31, 2025.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Exhibits
Schedule 13G/A to Schedule 13G filed February 13, 2024

SEC Accession No. 0001628280-24-004576
https://www.sec.gov/Archives/edgar/data/1873003/000162828024004576/0001628280-24-004576-index.htm

## Signatures
- Sean McClain: /s/ Shelby Walker, Shelby Walker, Attorney-in-fact for Sean McClain (05/14/2025)